08029471

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axiom Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 43rd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liam f. Dalton (303) 521-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axiom Capital Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~President~~ CEO
Title

Notary Public

MARIA WILSON
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01-W14939966
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES: 08-01-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIOM CAPITAL MANAGEMENT, INC.

REPORT PURSUANT TO RULE 17A-5(d)

AND CFTC REGULATION 1.10(g)

YEAR ENDED DECEMBER 31, 2007

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Axiom Capital Management, Inc.

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axiom Capital Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 5, 2008

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	444,196
Restricted cash equivalents (Note 5)		399,342
Receivables:		
Clearing broker		2,907,158
Affiliates and shareholders (Note 4)		69,785
Securities owned, at market value		1,694,112
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $842,730		148,874
Other assets		6,819
	$	**5,670,286**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	814,322
Accrued expenses and other liabilities		1,492,019
Securities sold, but not yet purchased		1,687,316
Due to clearing broker		579,245
Total liabilities		4,572,902
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDERS' EQUITY (Note 3):		
Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		159,091
Retained earnings		1,003,292
		1,162,384
Less treasury stock, at cost		(65,000)
Total shareholders' equity		1,097,384
	$	**5,670,286**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions and trading	$ 11,176,245
Other	5,312,694
Total revenue	16,488,939
EXPENSES:	
Commissions and salaries	7,679,377
Clearance and floor brokerage	1,525,747
Consulting fees (Note 4)	1,355,289
Occupancy and equipment costs (Note 4)	315,022
Communications	785,617
Payroll and other taxes	419,200
Employee benefits	463,376
General and administrative	5,919,366
Office supplies and expenses	210,059
Regulatory fees and settlements	135,553
Total expenses	18,808,605
NET LOSS	**$ (2,319,666)**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
BALANCES, December 31, 2006	1	$ 159,091	$ 922,958	$ (65,000)
Contributions by shareholders			2,400,000	
Net loss	-	-	(2,319,666)	-
BALANCES, December 31, 2007	**1**	**$ 159,091**	**$ 1,003,292**	**$ (65,000)**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,319,666)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	56,639
Increase in receivables - clearing broker	(818,364)
Increase in securities owned, at market value	(1,681,342)
Increase in accrued expenses and other liabilities	688,117
Decrease in commissions and salaries payable	(215,708)
Increase in securities sold, but not yet purchased	1,687,316
Increase in due to clearing broker	575,755
Net cash used in operating activities	(2,027,253)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leasehold improvements	(67,657)
Decrease in restricted cash equivalents	860
Decrease in receivable - affiliates, shareholders and other	10,411
Net cash used in investing activities	(56,386)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of capital	2,400,000
NET INCREASE IN CASH	316,361
CASH, at beginning of year	127,835
CASH, at end of year	**$ 444,196**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission. In this capacity, it executes both principal and agency transactions and participates in underwritings. The Company conducts business primarily with other broker-dealers that are located in the Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the northeastern United States.

The Company records securities transactions and related revenue and expenses on a trade date basis.

Securities owned and securities sold, but not yet purchased are valued at market value; the resulting difference between cost and market value is included in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years. Leasehold improvements are amortized over the term of the lease or the life of the improvements, whichever is greater.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases office space and equipment from unrelated parties under noncancellable operating leases expiring through July, 2010. The office lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

At December 31, 2007, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2008	1,024,836
2009	994,325
2010	633,127
Total	$ 2,652,288

Total rental expense of $ 142,984 including the noncancellable leases referred to above (net of rent reimbursements of approximately $881,852), was charged to operations during the year ended December 31, 2007.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.16 of the Commodity Exchange Act. At December 31, 2007, the Company had net capital and net capital requirements of $ 463,329 and $ 153,756, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.98. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company provides support services for entities controlled by the Company's major shareholder. The Company pays for these expenses and is reimbursed by these affiliates. Pursuant to this arrangement, the Company was owed $ 5,139 by the affiliates at December 31, 2007.

During 1996, the Company issued a note receivable with a face amount of $43,635 to a shareholder. This note was due in 2001 and was recorded at its estimated fair value at inception of $30,025. The discount from the face of the note receivable was accrued to interest income over the life of such note using the interest method.

Dalstar Corp., an entity owned by the Company's major shareholder, was paid consulting fees amounting to $ 992,816 during the year ended December 31, 2007.

NOTE 5 - RESTRICTED CASH

Included in restricted cash equivalents at December 31, 2007 are $399,342 of certificates of deposit pledged against a bank letter of credit related to their lease agreements for office space.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. Also, the Company has deposits in banks in excess of the federally insured amount of $100,000. At December 31, 2007, the Company had $416,096 in excess of this requirement and which is subject to loss should the bank cease business.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market values of these securities change subsequent to December 31, 2007.

The Company is involved in various disputes arising in the normal course of business, some of which are indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

The Company's financial instruments, including cash and receivables are carried at amounts which approximate fair value. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

AXIOM CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SEC
AND REGULATION 1.17 OF THE CFTC
DECEMBER 31, 2007

CREDIT:		
Shareholders' equity	$	1,097,384
DEBITS:		
Nonallowable assets:		
Restricted cash		399,342
Receivable from affiliates, shareholder and others		69,785
Furniture, equipment and leasehold improvements, net		148,874
Other assets		6,819
Total debits		624,820
Net capital before haircuts on securities positions		472,564
Haircuts on securities positions		9,235
NET CAPITAL		463,329
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,885,586 or $100,000, whichever is greater		192,372
Excess net capital	**$**	**270,957**
AGGREGATE INDEBTEDNESS:		
Commissions and salaries payable	$	814,322
Due to clearing broker	$	579,245
Accrued expenses and other liabilities		1,492,019
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,885,586**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**6.23 to 1**

NOTE:

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

The Board of Directors of
Axiom Capital Management, Inc.

In planning and performing our audit of the financial statements and supplementary information of Axiom Capital Management, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Axiom Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company that we consider relative to the objectives stated in regulation 1.16, in making periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Axiom Capital Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

In addition, our review indicated that Axiom Capital Management, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 5, 2008

END